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                            March 21, 2021

       Gary P. Smith
       Chief Executive Officer
       New Providence Acquisition Corp. II
       10900 Research Blvd
       Suite 160C, PMB 1081
       Austin, TX 78759

                                                        Re: New Providence
Acquisition Corp. II
                                                            Registration
Statement on Form S-1
                                                            Filed February 22,
2021
                                                            File No. 333-253337

       Dear Mr. Smith:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed February 22, 2021

       Summary, page 1

   1. You describe conflicts of interest on page 52 in circumstances where the founder shares become worthless
without an initial business combination. Please also disclose in quantitative and
qualitative terms how economic incentives could result in substantial misalignment of
interests where an initial business combination does occur. For example, since your sponsor and
officers and directors acquired 20% of your ordinary shares for approximately $0.004
per share and the offering is for $10.00 a share, the officers and directors could make a
substantial profit after the initial business combination even if public investors
experience substantial losses. Please revise here and in risk factors accordingly.
 Gary P. Smith
New Providence Acquisition Corp. II
March 21, 2021
Page 2
2. We note the affiliation between NPA I, NPA II and NPA III. Please revise to disclose how management will determine the order of priority for which SPAC will be used and the extent to which sponsors of the SPACs have complete discretion--subject to fiduciary obligations--when determining which SPAC to use for a target opportunity. We also note the statement regarding active discussions with NPA I and, alternatively, NPA II and NPA
      III. As NPA I expects to close its transaction in the first quarter it is unclear what active negotiations are referenced. And as both NPA II and NPA III are currently in the pre-
      effective period it is unclear if negotiations have already begun. Please revise to clarify.
3. We note the statement on page 28 regarding payments "by [the] sponsor of $12,500 per month" to your chief financial officer for his services as chief financial officer. Please revise to clarify if the company will directly or indirectly pay this salary. Provide further clarification of the services to be provided in light of (1) your status as a shell company,
      (2) the CFO's obligations to other entities, (3) disclosure indicating the CFO is not required to allocate a minimum percentage of time to you, and (4) the additional $20,000 monthly payments for "services of one or more investment professionals," which may be affiliated.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact James Lopez at 202-551-3536 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,
FirstName LastNameGary P. Smith
                                                             Division of
Corporation Finance
Comapany NameNew Providence Acquisition Corp. II
                                                             Office of Real
Estate & Construction
March 21, 2021 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName